                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           ADDINGTON RESOURCES, INC.
                           -------------------------
                                (NAME OF ISSUER)


                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   006516108
                                 --------------
                                 (CUSIP NUMBER)


                               RICHARD L. HANDLEY
                           REPUBLIC INDUSTRIES, INC.
                      200 EAST LAS OLAS BLVD., SUITE 1400
                           FORT LAUDERDALE, FL 33301
                                 (954) 627-6000
                          ----------------------------
                          (NAME, ADDRESS AND TELEPHONE
                         NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                                 JUNE 25, 1996
                         -----------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

 CUSIP NO. 006516108                                                         PAGE 2 OF _____ PAGES
           -------------------------


           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           REPUBLIC INDUSTRIES, INC.; I.R.S. IDENTIFICATION NO. 73-1105145
- --------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]
    2                                                                                                               (b)[ ]

- --------------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

- --------------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           OO (SEE ITEM 3)
- --------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
    5

- --------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
- --------------------------------------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
           NUMBER OF                   6,867,615
            SHARES              ------------------------------------------------------------------------------------------
         BENEFICIALLY                  SHARED VOTING POWER
           OWNED BY             8
             EACH                      0
           REPORTING            ------------------------------------------------------------------------------------------
            PERSON                     SOLE DISPOSITIVE POWER
             WITH               9
                                       0
                                ------------------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10
                                       0
- --------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           6,867,615
- --------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       [ ]
    12

- --------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           45.3%
- --------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
    14
           CO
- --------------------------------------------------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

              This statement relates to common stock, par value $1.00 per share (the "Issuer Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 771 Corporate Drive, Suite 1000, Lexington, Kentucky 40503.


ITEM 2.    IDENTITY AND BACKGROUND

              Republic Industries, Inc., a corporation organized under the laws of the State of Delaware ("Republic"), is a diversified service company primarily engaged in (i) integrated solid waste collection, disposal and recycling business, (ii) electronic security services businesses and (iii) used automobile sales business. Republic's principal office is located at 200 East Las Olas Blvd., Suite 1400, Ft. Lauderdale, Florida 33301.

              The following table sets forth the name and position of each of the officers (collectively, the "Officers") of Republic:

                               EXECUTIVE OFFICERS

                                   NAME                                  POSITION



                              H. Wayne Huizenga                   Chief Executive Officer

                              Harrris W. Hudson                          President


                              Donald E. Koogler                   Executive Vice President

                              J. Ronald Castell                    Senior Vice President

                               Robert A. Guerin                    Senior Vice President

                             Richard L. Handley                  Senior Vice President and
                                                                      General Counsel

                             Thomas W. Hawkins                     Senior Vice President

                             Robert J. Henninger                   Senior Vice President





           The business address of each of the Officers is 200 East Las Olas Blvd., Suite 1400, Ft. Lauderdale, Florida 33301.

           The following table sets forth the name and address of each of the directors (collectively, the "Directors") of Republic:

                            NAME                                  POSITION



                      H. Wayne Huizenga                   200 East Las Olas Blvd.
                      (Chairman of the Board)             Suite 1400
                                                          Ft. Lauderdale, Florida 33301

                      Michael G. DeGroote (1)             Victoria Hall
                      (Vice Chairman of the Board)        11 Victoria Street
                                                          P.O. Box HM 1065
                                                          Hamilton, HMEX Bermuda

                      Harris W. Hudson                    200 East Las Olas Blvd.
                                                          Suite 1400
                                                          Ft. Lauderdale, Florida 33301

                      J.P. Bryan                          401 9th Avenue, S.W.
                                                          Calgary, Alberta, Canada T2P2H7

                      Rick Burdick (3)                    1900 Pennzoil Place - South Tower
                                                          711 Louisiana Street
                                                          Houston, Texas 77002

                      George P. Johnson, Jr. (4)          500 East Broward Blvd.
                                                          Suite 950
                                                          Fort Lauderdale, Florida 33394

                      John J. Melk (5)                    676 North Michigan Ave.
                                                          Suite 4000
                                                          Chicago, Illinois 60611


___________________

           (1) Mr. DeGroote serves as Chairman, President and Chief Executive Officer of Republic Environmental Systems, Inc., a hazardous waste services company.

           (2) Mr. Bryan serves as President and Chief Executive Officer of Gulf Canada Resources Ltd., which is engaged in oil and gas exploration and production.

           (3) Mr. Burdick is a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

           (4) Mr. Johnson serves as President and Chief Executive Officer of Extended Stay America, Inc., an economy extended-stay lodging chain.

           (5) Mr. Melk serves as Chairman and Chief Executive Officer of H2O Plus Inc., a bath and skin care product manufacturer and rental distributor.

              During the past five years, Republic and its Officers and Directors (i) have not been named as defendants to any criminal proceeding, and (ii) have not been parties to any civil proceeding of judicial or administrative body of competent jurisdiction which resulted in Republic and/or its Officers and Directors being subject to any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Pursuant to that certain Merger Agreement, dated as of June 25, 1996 (the "Merger Agreement"), by and among Republic, RI/AR Merger Corp. and the Issuer, each share of Issuer Common Stock will be converted into right to receive 9/10 of one share of common stock, par value $.01 (the"Republic Common Stock"), of Republic. See Item 4.


ITEM 4.    PURPOSE OF TRANSACTION

              As part of its overall strategy to acquire all of the outstanding shares of Issuer Common Stock, Republic obtained beneficial ownership of 6,867,615 shares (the "Shares") of Issuer Common Stock pursuant to a Voting Agreement, dated as of June 25, 1996 (the "Voting Agreement"), by and among HPB Associates, L.P., Harold Blumenstein, James Grosfeld, Larry Addington, Robert Addington and Bruce Addington (collectively, the "Stockholders") and Republic. Under the terms of the Voting Agreement, the Stockholders have granted a proxy to Republic to vote the Shares (i) in favor of a transaction in which the Issuer will become a wholly-owned subsidiary of Republic (the "Merger"), the Merger Agreement and the transactions contemplated by the Merger Agreement, and (ii) against any other proposal for any merger, sale of substantial assets, sale of shares of Issuer Common Stock or other securities, recapitalization, or other business combination transactions between the Issuer or any of the Issuer's subsidiaries and any person or entity (other than the Merger) or any corporate action or agreement that would result in breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled.

              Upon consummation of the Merger, (i) the Issuer will become a wholly-owned subsidiary of Republic; (ii) a new board of directors of the Issuer will be appointed by Republic; (iii) the Issuer Common Stock will be delisted from The Nasdaq National Market; and (iv) the Issuer will file a Form 15 Certification of Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934, as amended, with the Securities and Exchange Commission.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) Republic beneficially owns 6,867,615 shares of Issuer Common Stock, constituting approximately 45.3% of all the outstanding shares of Issuer Common Stock as of May 1, 1996. The Officers and Directors do not benefically own any shares of Issuer Common Stock.

           (b) Republic has sole power to direct the vote of the 6,867,615 shares of Issuer Common Stock in connection with certain matters pertaining to the Merger. Republic and its Officers and Directors do not have shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition, of any other shares of Issuer Common Stock.

           (c)   Not applicable.

           (d)   Not applicable.

           (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Republic and the Stockholders are parties to that certain Voting Agreement pursuant to which the Stockholders have granted a proxy to Republic to vote the Shares (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, and (ii) against any other proposal for merger, sale of substantial assets, sale of shares of Issuer Common Stock or other securities, recapitalization, or other business combination transactions between the Issuer or any of the Issuer's subsidiaries and any person or entity (other than the Merger) or any corporate action or agreement that would result in breach of any covenant, representation or warranty or any obligation or agreement of the

           Issuer under the Merger Agreement or which could result in any of the conditions to Issuer's obligation under the Merger Agreement not being fulfilled. Republic and the Stockholders entered into the Voting Agreement in connection with the Merger Agreement, pursuant to which the Issuer will merge with and into Republic (with Republic being the surviving corporation) and each share of the Issuer Common Stock will be converted into right to receive 9/10 of one share of Republic Common Stock. The Voting Agreement will remain in effect as long as the Merger Agreement is not terminated.


              There are no other contracts, arrangements or relationships between Republic and the Issuer relating to the Issuer Common Stock.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 99.1 -- Merger Agreement, dated as of June 25, 1996, by and among Republic, RI/AR Merger Corp. and the Issuer

           Exhibit 99.2 -- Voting Agreement, dated as of June 25, 1996, by and among the Stockholders and Republic.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 REPUBLIC INDUSTRIES, INC.


July 5, 1996                     By:  /s/ Richard L. Handley
                                      -----------------------------------------
                                      Richard L. Handley
                                      Senior Vice President and General Counsel